As filed with the Securities and Exchange Commission on May 23, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD CORP.

(Name of Filing Person (Offeror))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITARY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD CORP.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

Calculation Of Filing Fee

Transaction Valuation*:	Amount of Filing Fee:
$22,526,942	$4,506

*  Estimated solely for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on average of the high and low sales prices of the ActivCard Corp. common stock on the Nasdaq National Market on May 20, 2003 ($10.95), times the maximum number of shares of ActivCard Corp. common stock to be issued in the exchange offer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$1,823	Filing Party:	ActivCard Corp.

Form or Registration No.	Form S-4	Date Filed:	May 23, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY NOTE

ActivCard Corp., the offeror, acquired 94.8% of ActivCard S.A., the subject company, in a change of domicile exchange offer completed February 3, 2003. ActivCard Corp. is now offering to exchange:

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered American depositary share, or ADS, evidenced by an American depositary receipt, or ADR, of ActivCard S.A. Each ADS represents one common share of ActivCard S.A.

In connection with the Exchange Offer, ActivCard Corp. filed on May 23, 2003 with the Securities and Exchange Commission a Registration Statement on Form S-4 (the “Registration Statement”). The terms and conditions of the Exchange Offer are set forth in the prospectus (the “Prospectus”), which is part of the Registration Statement and the exhibits to the Registration Statement.

Item 1.    Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer” and “Summary of the Prospectus” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The issuer of the common shares and ADSs subject to the Exchange Offer is ActivCard S.A., a société anonyme organized under the laws of the Republic of France, whose registered address is 24-28, avenue du Genéral de Gaulle, Suresnes, Cedex, France, telephone number 011-33-142-04-8400, and whose principal executive offices are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100.

(b)  As of April 30, 2003, there were a total of 42,033,301 common shares of ActivCard S.A., par value Euro 1.00 per share, issued and outstanding, of which approximately 862,000 were held as American depositary shares, represented by American depositary receipts. The ActivCard S.A. common shares and American depositary shares are sometimes collectively referred to as the “ActivCard S.A. securities.”

(c)  The information regarding the ActivCard S.A. securities set forth in section of the Prospectus entitled “Market for Registrant’s Common Equity and Related Shareholder Matters” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  ActivCard Corp. is located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100. ActivCard Corp. owns approximately 95% of the issued and outstanding ActivCard S.A. securities, which were acquired February 3, 2003 in a registered exchange offer undertaken to change the domicile of the publicly traded entity in the ActivCard group of companies.

The information set forth in the sections of the Prospectus entitled “Information about ActivCard Corp.—Directors and executive officers” and “Information about ActivCard S.A.—Directors and executive officers” is incorporated herein by reference. The address of each ActivCard Corp. director and executive officer identified in the Prospectus is 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone number (510) 574-0100.

(b) - (c)  Neither ActivCard Corp. nor any its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the ActivCard Corp. directors and executive officers identified in the Prospectus are American citizens, except for Yves Audebert and Dominic Fedronic, who are French; Montague Koppel and Clifford Gundle, who are British; Kheng Nam Lee, who is Singaporean; and Blair Geddes and Michele Dundas-Macpherson, who are Canadian.

Item 4.    Terms of the Transaction.

(a)  The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer,” “Summary of the Prospectus,” “The Exchange Offer,” “Terms of the Exchange Offer” and “Comparison of Rights of Holders of Capital Stock” is incorporated herein by reference. As of April 30, 2003, there were a total of 42,033,301 shares of ActivCard S.A. securities issued and outstanding, of which 39,867,769 were held by ActivCard Corp. ActivCard Corp. will, subject to the terms and conditions of the exchange offer, accept for exchange up to all of the 2,165,532 shares of ActivCard S.A. securities not held by ActivCard Corp. The offeror does not intend to make a subsequent offering period available.

All conditions to ActivCard Corp.’s obligation to complete the exchange offer, other than those relating to governmental regulatory approvals, if any, will be satisfied or waived prior to the expiration of the exchange offer. In addition, the bring-down legal tax opinion to be rendered by Heller Ehrman White & McAuliffe LLP will be rendered, if at all, prior to the expiration date. If the bring-down legal tax opinion is not rendered prior to the expiration date, ActivCard Corp. intends to extend the exchange offer period and provide a revised prospectus with appropriate tax disclosure. ActivCard Corp. will pay for all properly tendered securities promptly upon expiration of the exchange offer and will thereafter only delay accepting or exchanging any outstanding securities in anticipation of receiving necessary governmental regulatory approvals, if any.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)  The information set forth in the sections of the Prospectus entitled “Information about ActivCard Corp.—Employment contracts,” “—Directors and executive officers,” and “—Certain relationships and related transactions” is incorporated herein by reference.

(b)  In February 2003, ActivCard Corp. acquired 94.8% of the outstanding ActivCard S.A. securities in a registered exchange offer that was undertaken for the purpose of moving the domicile of the publicly held company in the ActivCard group of companies from the Republic of France to the State of Delaware. The information set forth in the sections of the Prospectus entitled “The Exchange Offer—Purpose and reasons for the exchange offer” and “—Background of exchange offer” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the section of the Prospectus entitled “The Exchange Offer—Purpose and reasons for the exchange offer” is incorporated herein by reference.

(c)

(1)  There are no plans, proposals or negotiations that relate to, or would result in, any extraordinary transaction, such as a merger, reorganization or liquidation, involving ActivCard S.A. or any of its subsidiaries.

(2)  There are no plans, proposals or negotiations that relate to, or would result in, any purchase, sale or transfer of a material amount of assets of ActivCard S.A. or any of its subsidiaries.

(3)  There are no plans, proposals or negotiations that relate to, or would result in, any material change in the dividend rate or policy, or indebtedness or capitalization of ActivCard S.A.

(4)  The information set forth in the section of the Prospectus entitled “Information about ActivCard Corp.—Directors and executive officers” is incorporated herein by reference.

(5)  The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “The Exchange Offer—Effect of the exchange offer” and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” is incorporated herein by reference.

(6)  The ActivCard S.A. securities are not listed on any national securities exchange and are not quoted on any automated quotation system operated by a national securities association.

(7)  Upon completion of the Exchange Offer, ActivCard S.A. intends to terminate the registration of its securities under Section 12g-4 of the Securities Exchange Act of 1934.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  The consideration to be paid by ActivCard Corp. in the Exchange Offer consists of shares of ActivCard Corp. common stock and cash in lieu of fractional shares. The maximum amount of the fractional share payments is expected to be immaterial and the fractional share payments will be paid out of general working capital.

(b)  Not applicable.

(d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)  The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)  Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the sections of the Prospectus entitled “Terms of the Exchange Offer—Information agent, exchange agents and depositaries” and “—Fees and expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

(a)  ActivCard Corp. was incorporated in August 2002 and does not have separate statements of operations data or balance sheet data for any period prior to the change in domicile, which closed on February 3, 2003. The audited financial statements of ActivCard S.A. for the fiscal years ended December 31, 2000, 2001 and 2002, and the unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows and comprehensive income of ActivCard Corp. for the three months ended March 31, 2003 contained in the Prospectus are incorporated herein by reference. The information set forth under “Summary of the Prospectus—Selected per share data” is incorporated herein by reference.

(b)  The information set forth in the Prospectus under the section entitled “Summary of the Prospectus—Unaudited consolidated pro forma capitalization” is incorporated herein by reference.

Item 11.    Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)  The information set forth in Item 5 of this Schedule TO and the information set forth in the sections of the Prospectus entitled “Information About ActivCard Corp.—Director compensation,” “—Executive compensation, employment and change in control arrangements,” “—Indemnification,” and “Information About ActivCard S.A.—Employment agreements” are incorporated herein by reference.

(2)  The information set forth in the Prospectus under “The Exchange Offer—Regulatory approvals” and “Risk Factors” is incorporated herein by reference.

(3)  Not applicable.

(4)  Not applicable.

(5)  Not applicable.

(b)  None.

Item 12.    Exhibits.

A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

Item 13.    Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2003

ACTIVCARD CORP.

By:	/s/ BLAIR W. GEDDES
Name: Title:	Blair W. Geddes Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(i)	Form of Acceptance relating to ActivCard S.A. common shares‡‡

(a)(1)(ii)	Letter of Transmittal relating to ActivCard S.A. ADSs‡‡

(a)(1)(iii)	Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs‡‡

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

(a)(1)(v)	Letter to Clients re ADSs‡‡

(a)(1)(vi)	Letter to holders of ActivCard S.A. common shares**

(a)(1)(vii)	Letter to holders of ActivCard S.A. ADSs**

(a)(1)(viii)	Press release dated May 16, 2003*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus included in ActivCard Corp. Registration Statement on Form S-4 filed May 23, 2003.**

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	ActivCard Corp. 2002 Stock Option Plan‡

(d)(2)	Employment Offer Letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001‡

(d)(3)	Employment Offer Letter between Blair W. Geddes and ActivCard S.A. dated September 12, 2000‡

(d)(4)	Promissory Note dated October 22, 2001‡

(g)	Not applicable

(h)(1)	Opinion of Heller Ehrman White & McAuliffe LLP**

(h)(2)	Opinion of Shearman & Sterling**

*	Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended.
**	Filed with ActivCard Corp.’s Registration Statement on Form S-4, filed with the SEC on May 23, 2003 and incorporated herein by reference.
‡	Filed with ActivCard Corp.’s Registration Statement on Form S-4, filed with the SEC on September 25, 2002 and incorporated herein by reference.
‡‡	To be filed by amendment to ActivCard Corp.’s Registration Statement on Form S-4, filed with the SEC on May 23, 2003.